Exhibit 12.1

Cadence Design Systems, Inc
Ratio of earnings to fixed charges
$ in thousands

		Restated
	Year ended	(FY 2002)	(FY 2001)	(FY 2000)	(FY 1999)
	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000	January 2, 2000
Earnings
Income (loss) before income taxes	$(30,565)	$144,020	$242,148	$67,996	$(11,380)
Minority interest	—	—	1,900	600	100
Earnings (losses) in equity interests	(10,251)	(8,108)	200	1,100	100
Fixed charges	12,783	10,570	11,165	9,798	11,633

Net ‘Earnings’ as defined	$(7,531)	$162,698	$251,213	$76,094	$53

Fixed Charges
Total operating lease expenses	$23,343	$23,300	$25,600	$22,200	$25,000
Interest component of operating lease expense (deemed to be 1/3 of op. lease expense)	7,781	7,767	8,533	7,400	8,333
Interest expense	5,002	2,803	2,632	2,398	3,300

Total Fixed charges	$12,783	$10,570	$11,165	$9,798	$11,633

Earnings to fixed charges ratio	(0.6)	15.4	22.5	7.8	0.0
Earnings excess (deficiency)	$(20,314)	$152,128	$240,048	$66,296	$(11,580)